

April 22, 2013

Via E-mail
Dee Dee Lowery
Executive Vice President
and Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

> **Re:** **The First Bancshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 12, 2013**
> **File No. 000-22507**

Dear Ms. Lowery:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 4 – Approval of the Issuance of Shares of Common Stock....

1. Items 11(e) and 12(f) require that you furnish the information required by Item 13(a) of Schedule 14A, including financial statements. Please refer to Note A to Schedule 14A. Please revise to include the information required by Item 13(a) or provide your analysis supporting your conclusion that the information is not required.

2. Please revise to provide all the information regarding the acquisition of First National Bank of Baldwin County required by Item 14 of Schedule 14A. Please consider, in that regard, the application of Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        J. Andrew Gipson, Esq.